Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2023 RESULTS
•Rogers' Q1 reflects continued strong execution and national leadership in Wireless customer growth
•Rogers postpaid mobile phone net additions of 95,000, up 44%
•Postpaid mobile phone churn of 0.79%
•Total service revenue up 4% and adjusted EBITDA up 7%
•Wireless service revenue up 7%, adjusted EBITDA up 9%
•Cable service revenue down 2%, adjusted EBITDA up 1%
•Media revenue up 5%; adjusted EBITDA up $28 million
•Record capital expenditures of $892 million with network infrastructure up 43%; first phase of new fan experience renovations completed at Rogers Centre
•Completion of Shaw Transaction creates Canada's largest and only national coast-to-coast 5G wireless network and wireline network in the country
•Company's true national scale and reach will drive competition and more investment coast-to-coast

TORONTO (April 26, 2023) - Rogers Communications Inc. today announced its unaudited financial and operating results for the first quarter ended March 31, 2023.

Consolidated Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2023	2022	% Chg

Total revenue	3,835	3,619	6
Total service revenue	3,314	3,196	4
Adjusted EBITDA [1]	1,651	1,539	7
Net income	511	392	30
Adjusted net income [1]	553	462	20

Diluted earnings per share	$1.00	$0.77	30
Adjusted diluted earnings per share [1]	$1.09	$0.91	20

Cash provided by operating activities	453	813	(44)
Free cash flow [1]	370	515	(28)
Free cash flow excluding Shaw financing [1]	363	543	(33)

"We continued to deliver strong momentum in the first quarter with strong growth in Wireless and Media and strengthening performance in Cable," said Tony Staffieri, President and CEO. "We successfully completed the Shaw merger and we look forward to delivering on our commitments and to delivering more value to customers and shareholders."

1    Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Free cash flow excluding Shaw financing, and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q1 2023 Management's Discussion and Analysis (MD&A), available at www.sedar.com, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	First Quarter 2023

Shaw Transaction

On April 3, 2023, after receiving all required regulatory approvals and after the Freedom Transaction (as defined below) closed, we acquired all the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) of Shaw Communications Inc. (Shaw) (Shaw Transaction) for preliminary consideration of approximately $20.3 billion, consisting of:
•$18.9 billion of cash (consisting of $12.9 billion of cash and restricted cash and $6 billion borrowed from our $6 billion non-revolving term loan facility); and
•$1.4 billion through the issuance of 23.6 million RCI Class B Non-Voting common shares (based on the opening share price of Rogers Class B Non-Voting Shares on April 3, 2023 of $61.33).
The Shaw Transaction was implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta).

On April 3, 2023, immediately prior to the closing of the Shaw Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (Freedom), a subsidiary of Shaw, to Videotron Ltd. (Videotron), a subsidiary of Quebecor Inc. (Quebecor) (Freedom Transaction). The Freedom Transaction was effected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion as adjusted pursuant to the terms of the divestiture agreement. In connection with the closing of the Freedom Transaction, Rogers entered into long-term commercial arrangements with Freedom, Videotron and/or Quebecor under which Rogers (or its subsidiaries) will provide to Quebecor (or its subsidiaries) certain services, including:
•continued access to Shaw's business "Go WiFi" hotspots for Freedom Mobile subscribers;
•roaming services on an incidental, non-permanent basis;
•wholesale mobile virtual network operator access services;
•third-party Internet access services; and
•certain backhaul, backbone, and other transport services.

Rogers and Quebecor will also provide each other with customary transition services as necessary to facilitate (i) the operation of Freedom's business for a period of time post-closing and (ii) the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The Freedom Transaction did not include the sale of Shaw Mobile-branded wireless subscribers; accordingly, these wireless subscribers remained with the Shaw business acquired by Rogers.

On April 3, 2023, following the completion of the Shaw Transaction, Shaw Communications Inc. was amalgamated with RCI. As a result of this amalgamation, RCI became the issuer and assumed all of Shaw's obligations under the indenture governing Shaw's outstanding senior notes with a total principal amount of $4.5 billion as at April 3, 2023. In connection with the Shaw Transaction, Rogers Communications Canada Inc. (RCCI) provided a guarantee for Shaw's payment obligations under those senior notes.

Regulatory approval
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with Innovation, Science and Economic Development Canada (ISED Canada), each of which is detailed in "Regulatory Developments". We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

The acquired Shaw business
The Shaw business we acquired provides cable telecommunications, satellite video services, and data networking to residential customers, businesses, and public-sector entities in British Columbia, Alberta, Saskatchewan, and Manitoba (Western Canada). Shaw's primary products, along with the respective approximate subscriber bases as at April 3, 2023, include Internet (through Fibre+; 2 million subscribers), Video (through Total TV and Shaw Direct satellite; 1.2 million and 0.5 million subscribers, respectively), home phone services (0.9 million subscribers), and Wireless services (through Shaw Mobile to consumers in British Columbia and Alberta; 0.5 million subscribers). This excludes the Freedom Mobile business, which we did not acquire.

Rogers Communications Inc.	2	First Quarter 2023

The combined Rogers and Shaw has the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. The combination will also accelerate the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own, by bringing together the expertise and assets of both companies.

Within the time frame required by applicable securities laws, we will file a business acquisition report in respect of the Shaw Transaction that will contain historical annual and interim financial statements for Shaw prior to its acquisition and pro forma financial statements that give effect to the Shaw Transaction.

Financial Guidance

On March 31, 2023, we issued a press release with an update to our consolidated guidance ranges for full-year 2023 financial metrics originally provided on February 2, 2023 to incorporate the impact of the Shaw Transaction. The press release can be found at www.sedar.com. The updated 2023 guidance ranges presented below are the same as were disclosed in that press release.

	2022	Initial 2023			Updated 2023
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2]

Total service revenue	13,305	Increase of 4%	to	7%	Increase of 26%	to	increase of 30%
Adjusted EBITDA [3]	6,393	Increase of 5%	to	8%	Increase of 31%	to	increase of 35%
Capital expenditures [4,5]	3,075	3,100	to	3,300	3,700	to	3,900
Free cash flow [3,5]	1,773	2,000	to	2,200	2,000	to	2,200
1    Guidance ranges presented as percentages reflect percentage increases over full-year 2022 results.
2    Guidance ranges presented include the results of the acquired Shaw business from and after the closing on April 3, 2023.
3 Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" for more information about each of these measures.
4    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
5    The initial guidance ranges provided on February 2, 2023 for capital expenditures and free cash flow excluded capital expenditures on integration-related activities in preparation for the Shaw Transaction closing and, in the case of free cash flow, the effect of the Shaw senior note financing. Our 2022 actual and our updated 2023 guidance ranges include the capital expenditures on integration-related activities for the full year and net interest on the Shaw senior note financing.

The above table outlines guidance ranges for selected full-year 2023 consolidated financial metrics giving effect to the completion of the Shaw Transaction as of April 3, 2023. These guidance ranges take into consideration our current outlook and the 2022 results of each of Rogers and Shaw. The purpose of this guidance is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2023 financial results for evaluating the performance of our business including the completion of the Shaw Transaction. Our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release (including the material assumptions listed under the heading "Key assumptions underlying our full-year 2023 guidance") and in our 2022 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Rogers Communications Inc.	3	First Quarter 2023

Operating Environment and Strategic Highlights

As a result of increasing inflation and the Bank of Canada's strategy for addressing that increase, some economists are forecasting Canada, along with other global economies, may enter a mild recession in mid-2023. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

Our five objectives guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Build the biggest and best networks in the country
•Continued to expand Canada's largest 5G network as at March 31, 2023, reaching over 2,000 communities across the country.
•Continued to expand wireless coverage along five remote highways in British Columbia to improve connectivity and safety, in partnership with the BC government.
•Announced a partnership with Microsoft for a private preview of Azure Programmable Connectivity to offer unique, scalable capabilities for developers to build innovative 5G applications.
•Introduced 4G Data, Talk, and Text plans on chatr so customers can enjoy a more reliable prepaid network experience.

Deliver easy to use, reliable products and services
•Introduced Ignite Grab and Go in our field sales channel across our Cable footprint in Ontario, New Brunswick, and Newfoundland to provide customers with same-day door-to-door equipment activations.
•Launched Ignite TV as a standalone service so customers can take advantage of the ultimate entertainment experience.

Be the first choice for Canadians
•Hired over 1,100 frontline team members as part of our investments to improve the customer experience.
•Launched digital capabilities that allow agents to track wireless inventory, improving accuracy of information for customers making purchases.
•Welcomed and activated mobile services for over 24,000 newcomers, including at the Montreal, Calgary, and Toronto airports.
•Drove the largest year-over-year increase in audience growth of any conventional TV broadcaster in full-day share in the Winter 2023 broadcast season for Citytv.

Be a strong national company investing in Canada
•Received the final regulatory approval necessary from the federal government to complete the historic Shaw Transaction, creating one national cable, media, and wireless company.
•Announced our commitment to a science-based net-zero GHG emissions for 2050 and near-term target to reduce emissions by 50% by 2030, from our base year of 2019, with the Science Based Targets initiative.
•As Jays Care Foundation's largest funding partner, we donated $1 million to help support their 2023 programming that will help the next generation achieve their highest potential by having access to sports.
•Continued our commitment to 100% Canada-based customer service teams by announcing the repatriation of hundreds of Shaw customer service jobs to Canada by September 2023.

Be the growth leader in our industry
•Generated total service revenue of $3,314 million, up 4%; adjusted EBITDA of $1,651 million, up 7%; and net income of $511 million, up 30%.
•Attracted 95,000 net postpaid mobile phone subscribers, up from 66,000 last year.
•Generated free cash flow of $370 million and generated cash provided by operating activities of $453 million.

Rogers Communications Inc.	4	First Quarter 2023

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 6% and 4%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 7% this quarter, primarily as a result of higher roaming revenue associated with increased travel, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue increased by 22%, primarily as a result of higher device upgrades by existing customers, and a continued shift in the product mix towards higher-value devices.

Cable service revenue decreased by 2% this quarter, primarily as a result of increased competitive promotional activity, lower Video and Home Phone revenue, and declines in our Home Phone and Smart Home Monitoring subscriber bases, partially offset by an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings.

Media revenue increased by 5% this quarter primarily as a result of higher advertising revenue and higher Toronto Blue Jays revenue, partially offset by lower Today's Shopping Choice revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 7% this quarter and our adjusted EBITDA margin increased by 60 basis points primarily due to increases in Wireless and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 9%, primarily due to the flow-through impact of higher revenue as discussed above. This gave rise to an adjusted EBITDA service margin of 64.2%.

Cable adjusted EBITDA increased by 1%, primarily as a result of lower operating expenses due to recognized cost efficiencies. This gave rise to an adjusted EBITDA margin of 54.8%.

Media adjusted EBITDA increased by $28 million this quarter, primarily due to higher revenue as discussed above and lower Toronto Blue Jays player payroll as a result of the impact of player trades in prior year; partially offset by higher programming, production, and other operating costs in line with increased revenue.

Net income and adjusted net income
Net income and adjusted net income increased by 30% and 20%, respectively, this quarter, primarily as a result of higher adjusted EBITDA, partially offset by higher income taxes and higher finance costs attributable to the Shaw senior note financing. Net income was also impacted by lower restructuring, acquisition and other costs this quarter.

Cash flow and available liquidity
This quarter, we generated cash provided by operating activities of $453 million (2022 - $813 million), down 44%, as a result of a higher investment in net operating assets and higher interest paid, partially offset by higher adjusted EBITDA. We also generated free cash flow of $370 million (2022 - $515 million), down 28%, primarily as a result of higher capital expenditures, partially offset by higher adjusted EBITDA.

As at March 31, 2023, we had $3.3 billion of available liquidity (December 31, 2022 - $4.9 billion), including $0.6 billion in cash and cash equivalents and a combined $2.8 billion available under our bank credit facilities. We also held $12.8 billion in restricted cash and cash equivalents that was used to partially fund the cash consideration of the Shaw Transaction (see "Managing our Liquidity and Financial Resources").

We also returned $253 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 25, 2023.

Rogers Communications Inc.	5	First Quarter 2023

About Rogers

Rogers is Canada's leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Sarah Schmidt
647.435.6470	647.643.6397
paul.carpino@rci.rogers.com	sarah.schmidt@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2023 results teleconference with the investment community will be held on:
•April 26, 2023
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	First Quarter 2023

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2023, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our First Quarter 2023 Interim Condensed Consolidated Financial Statements (First Quarter 2023 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our First Quarter 2023 MD&A; our 2022 Annual MD&A; our 2022 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2022 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 25, 2023 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2023, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2022 or as at December 31, 2022, as applicable, unless otherwise indicated.

Trademarks in this earnings release are owned or used under licence by Rogers Communications Inc. or an affiliate. This earnings release also includes trademarks of other parties. The trademarks referred to in this earnings release may be listed without the ™ symbols. ©2023 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	First Quarter 2023

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2023	2022	% Chg

Revenue
Wireless	2,346	2,140	10
Cable	1,017	1,036	(2)
Media	505	482	5
Corporate items and intercompany eliminations	(33)	(39)	(15)
Revenue	3,835	3,619	6
Total service revenue [1]	3,314	3,196	4

Adjusted EBITDA
Wireless	1,179	1,085	9
Cable	557	551	1
Media	(38)	(66)	(42)
Corporate items and intercompany eliminations	(47)	(31)	52
Adjusted EBITDA	1,651	1,539	7
Adjusted EBITDA margin [2]	43.1%	42.5%	0.6	pts

Net income	511	392	30
Basic earnings per share	$1.01	$0.78	29
Diluted earnings per share	$1.00	$0.77	30

Adjusted net income [2]	553	462	20
Adjusted basic earnings per share [2]	$1.10	$0.91	21
Adjusted diluted earnings per share	$1.09	$0.91	20

Capital expenditures	892	649	37
Cash provided by operating activities	453	813	(44)
Free cash flow	370	515	(28)
Free cash flow excluding Shaw financing	363	543	(33)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. See "Non-GAAP and Other Financial Measures" in our Q1 2023 MD&A for more information about each of these measures, available at www.sedar.com.

Rogers Communications Inc.	8	First Quarter 2023

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue
Service revenue	1,836	1,723	7
Equipment revenue	510	417	22
Revenue	2,346	2,140	10

Operating expenses
Cost of equipment	508	426	19
Other operating expenses	659	629	5
Operating expenses	1,167	1,055	11

Adjusted EBITDA	1,179	1,085	9

Adjusted EBITDA service margin [1]	64.2%	63.0%	1.2	pts
Adjusted EBITDA margin [2]	50.3%	50.7%	(0.4	pts)
Capital expenditures	452	337	34
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn and mobile phone ARPU)	2023	2022	Chg

Postpaid mobile phone
Gross additions	318	254	64
Net additions	95	66	29
Total postpaid mobile phone subscribers [2]	9,487	8,913	574
Churn (monthly)	0.79%	0.71%	0.08	pts
Prepaid mobile phone
Gross additions	217	151	66
Net losses	(8)	(16)	8
Total prepaid mobile phone subscribers [2]	1,247	1,150	97
Churn (monthly)	5.96%	4.82%	1.14	pts
Mobile phone ARPU (monthly) [3]	$57.26	$57.25	$0.01
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2023 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
The 7% increase in service revenue this quarter was primarily a result of:
•higher roaming revenue associated with increased travel; and
•a larger mobile phone subscriber base.

The increase in postpaid gross and net additions this quarter was a result of strong operating performance, an increase in market activity by Canadians, and increasing immigration levels.

Rogers Communications Inc.	9	First Quarter 2023

Equipment revenue
The 22% increase in equipment revenue this quarter was a result of:
•higher device upgrades by existing customers;
•a continued shift in the product mix towards higher-value devices; and
•an increase in new subscribers purchasing devices; partially offset by
•increased promotional activity.

Operating expenses
Cost of equipment
The 19% increase in the cost of equipment this quarter was a result of the equipment revenue changes discussed above.

Other operating expenses
The 5% increase in other operating expenses this quarter was primarily a result of higher costs associated with the increased revenue, which included increased roaming and commissions.

Adjusted EBITDA
The 9% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2023

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue
Service revenue	1,006	1,030	(2)
Equipment revenue	11	6	83
Revenue	1,017	1,036	(2)

Operating expenses	460	485	(5)

Adjusted EBITDA	557	551	1

Adjusted EBITDA margin	54.8%	53.2%	1.6	pts
Capital expenditures	319	256	25

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2023	2022	Chg

Homes passed [2]	4,829	4,728	101
Customer relationships
Net additions	1	5	(4)
Total customer relationships [2]	2,591	2,589	2
ARPA (monthly) [3]	$129.58	$132.87	($3.29)

Penetration [2]	53.7%	54.8%	(1.1	pts)

Retail Internet
Net additions	14	13	1
Total retail Internet subscribers [2]	2,298	2,245	53
Video
Net (losses) additions	(8)	14	(22)
Total Video subscribers [2]	1,517	1,507	10
Smart Home Monitoring
Net losses	(5)	(4)	(1)
Total Smart Home Monitoring subscribers [2]	96	109	(13)
Home Phone
Net losses	(13)	(22)	9
Total Home Phone subscribers [2]	823	890	(67)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2023 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
The 2% decrease in service revenue this quarter was a result of:
•increased competitive promotional activity;
•lower Video and Home Phone revenue; and
•declines in our Home Phone and Smart Home Monitoring subscriber bases; partially offset by
•an increase in our retail Internet subscriber base and the movement of retail Internet customers to higher speed tiers in our Ignite Internet offerings.

The lower ARPA this quarter was a result of increased competitive promotional activity.

Operating expenses
The 5% decrease in operating expenses this quarter was primarily a result of cost efficiencies.

Rogers Communications Inc.	11	First Quarter 2023

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	12	First Quarter 2023

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2023	2022	% Chg

Revenue	505	482	5
Operating expenses	543	548	(1)

Adjusted EBITDA	(38)	(66)	(42)

Adjusted EBITDA margin	(7.5)%	(13.7)%	6.2	pts
Capital expenditures	61	22	177

Revenue
The 5% increase in revenue this quarter was a result of:
•higher advertising revenue across all divisions; and
•higher Toronto Blue Jays revenue; partially offset by
•lower Today's Shopping Choice revenue.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:
•lower Toronto Blue Jays player payroll as a result of the impact of player trades in the prior year; and
•lower Today's Shopping Choice costs in line with lower revenue; partially offset by
•higher programming costs; and
•higher production and other operating costs in line with increased revenue.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	First Quarter 2023

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2023	2022	% Chg

Wireless	452	337	34
Cable	319	256	25
Media	61	22	177
Corporate	60	34	76

Capital expenditures [1]	892	649	37

Capital intensity [2]	23.3%	17.9%	5.4	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q1 2023 MD&A for an explanation as to the composition of this measure.

One of our objectives is to build the biggest and best networks in the country. As we continually work towards this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network (the largest 5G network in Canada as at March 31, 2023) across the country, including our commitment of expanding the coverage across Western Canada. We also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses, including to rural, remote, and Indigenous communities. We continue to direct capital expenditures to strengthen the resilience of our networks and make significant investments to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will strengthen network resilience and stability and will help us bridge the digital divide by expanding our network further into rural and underserved areas through participation in various programs and projects.

Wireless
The increase in capital expenditures in Wireless this quarter was a result of investments made to upgrade and expand our wireless network. The ongoing deployment of 3500 MHz spectrum substantially augments the capacity and resilience of our earlier 5G deployments in the 600 MHz spectrum band.

Cable
The increase in capital expenditures in Cable this quarter reflects continued investments in, and expansion of, our infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more consistent customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased network resilience and stability along with faster download speeds over time.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher Toronto Blue Jays stadium infrastructure expenditures to complete the first phase of new fan experience renovations at the Rogers Centre.

Corporate
The increase in corporate capital expenditures this quarter was a result of higher investments in our corporate information technology infrastructure.

Capital intensity
Capital intensity increased this quarter as a result of higher capital expenditures, as noted above, partially offset by higher revenue.

Rogers Communications Inc.	14	First Quarter 2023

Regulatory Developments

See our 2022 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 9, 2023. The following are the significant regulatory developments since that date.

ISED Canada review of the Shaw Transaction
On March 31, 2023, the Minister of Innovation, Science and Industry approved the transfer of Freedom's spectrum licences to Videotron, following which the Freedom Transaction closed on April 3, 2023.

As part of the regulatory approval process, we have agreed to certain legally enforceable undertakings with ISED Canada, including:
•$1 billion of investments over five years to connect rural, remote, and Indigenous communities across Western Canada and to close critical connectivity gaps faster for underserved areas, including to make broadband Internet services available where broadband Internet at a minimum 50 megabit per second (Mbps) download speeds and 10 Mbps upload speeds is not currently available and to make 5G wireless service available where mobile service using long-term evolution (LTE) is not available;
•$2.5 billion of investments over five years to enhance and expand 5G coverage across Western Canada and $3 billion over five years related to additional network, services, and technology investments, including the expansion of our Cable network;
•expanding Connected for Success, our low-cost, high-speed Internet program, to low-income Canadians across Western Canada and implementing a new Connected for Success wireless program for low-income Canadians across Canada, such that Connected for Success will be available to more than 2.5 million eligible Canadians within five years;
•maintaining a strong presence in Western Canada, including creating 3,000 new jobs within five years (and maintaining those jobs until the tenth anniversary of closing) and maintaining a Western Canada headquarters in Calgary for at least ten years; and
•continuing to offer wireless plans to Shaw Mobile customers as at the closing date with the same terms and conditions (including eligibility) as the Shaw Mobile plans that were available as at the closing date for five years.

We will report on our progress towards each of these undertakings every year until such commitments have been met or for up to ten years after the closing date of the Shaw Transaction, whichever is earlier, including through a report that will be posted publicly on our website. If any material element of any of the above commitments is not met, we could be liable to pay ISED $100 million in damages per year (to a maximum of $1 billion) until the earlier of (i) such material elements having been met or fulfilled or (ii) ten years after the closing date of the Shaw Transaction.

CRTC Review of Wholesale Wireline Telecommunications Services
On March 8, 2023, the Canadian Radio-television and Telecommunications Commission (CRTC) released Telecom Notice of Consultation (CRTC 2023-56) to provide notice of a public hearing to be held for its review of the existing framework for wholesale high-speed access (HSA) services in light of changing market conditions, the significant challenges in implementing the framework, and the importance to Canadians of having access to greater choice and more affordable services. The CRTC has requested comments on several issues, including the preliminary views that (i) the provision of aggregated wholesale HSA services should be mandated; (ii) access to FTTH facilities should be provided over these services; and (iii) the provision of FTTH facilities over aggregated wholesale HSA services should be mandated on a temporary and expedited basis until the CRTC reaches a decision as to whether such access is to be provided indefinitely.

Government of Canada Budget 2023
The 2023 Federal Budget, published in March 2023, includes a plan to address specific fees (including unexpected, hidden, and additional fees) to continue to ensure businesses are transparent with prices and to make life more affordable for Canadians. This plan could include roaming fees charged by telecommunications companies, amongst other fees charged in other industries.

Rogers Communications Inc.	15	First Quarter 2023

Updates to Risks and Uncertainties

See our 2022 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 9, 2023, which should be reviewed in conjunction with this earnings release. The following updates and supplements those risks and uncertainties.

Shaw Transaction
As a result of the Shaw Transaction, we are subject to a number of additional risks, many of which are outside the control of Rogers. Certain of these risks are disclosed in our 2022 Annual MD&A. Updates and additions to these risks are described below.

We may fail to realize the expected synergies and other benefits of the Shaw Transaction
Achieving the anticipated benefits of the Shaw Transaction depends on our ability to consolidate and integrate Shaw's businesses, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and revenue growth without adversely affecting the combined company's current operations. Even if we successfully integrate Shaw's businesses, the anticipated benefits of the Shaw Transaction may not be fully realized or they could take longer to realize than expected.

The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures, and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Shaw Transaction that were not discovered while performing due diligence. Coordinating certain aspects of the operations and personnel of Rogers with Shaw will involve complex operational, technological, and personnel-related challenges. In addition to the day-to-day operations of Rogers, management will need to focus on the integration of the Shaw business.

Videotron Ltd.
On October 29, 2021, Videotron launched a lawsuit against Rogers in the Quebec Superior Court, in connection with an agreement entered into by the parties in 2013 for the development and operation of a joint LTE network in the province of Quebec. The lawsuit involved allegations by Videotron that Rogers breached its contractual obligations by developing its own network in the territory and sought damages of $850 million. On April 3, 2023, Rogers and Videotron settled the lawsuit; Rogers remains committed to serving our customers through continued investment in the joint network.

Technology
Satellite
The acquired Shaw business utilizes three satellites (Anik F2, Anik F3, and Anik G1) owned by Telesat to provide satellite services to customers. Telesat has publicly disclosed anomalies with two of four thrusters used for station-keeping on Anik F2. Telesat predicts that customers in remote geographies may experience periodic service interruptions as soon as June 2023 and the overall survivability estimations have been reduced.

To ensure continuity of service, workarounds have been implemented by both Telesat and Shaw. To further mitigate risk, Shaw has accelerated its set-top box deployment plan to transition impacted services away from Anik F2 to Anik G1. Such workarounds and risk mitigation strategies may not be able to fully mitigate present and future anomalies or failure of the satellite.

These operational anomalies, and any future anomalies or failure of any satellite, could negatively affect customer service and customer relationships and may have a material adverse effect on our reputation, operations, and/or financial results.

We do not maintain any insurance coverage for the transponders on Anik F2, Anik F3, and Anik G1, including business interruption insurance, that would cover damage related to the loss of use of one or more of the transponders on the satellites.

The provision of Internet connectivity in rural areas by new entrants leveraging low Earth orbit satellite technology, or expanded broadband and/or wireless infrastructure from legacy providers, could also result in declining subscriber trends among Satellite customers.

Rogers Communications Inc.	16	First Quarter 2023

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2022 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are supplementary financial measures (see "Non-GAAP and Other Financial Measures" in our Q1 2023 MD&A), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	17	First Quarter 2023

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2023	2022

Net income	511	392
Add:
Income tax expense	185	153
Finance costs	296	258
Depreciation and amortization	631	646
EBITDA	1,623	1,449
Add (deduct):
Other income	(27)	(6)
Restructuring, acquisition and other	55	96

Adjusted EBITDA	1,651	1,539

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2023	2022

Net income	511	392
Add (deduct):
Restructuring, acquisition and other	55	96
Income tax impact of above items	(13)	(26)

Adjusted net income	553	462

Reconciliation of free cash flow and free cash flow excluding Shaw financing

	Three months ended March 31
(In millions of dollars)	2023	2022

Cash provided by operating activities	453	813
Add (deduct):
Capital expenditures	(892)	(649)
Interest on borrowings, net and capitalized interest	(239)	(235)
Interest paid, net	323	214
Restructuring, acquisition and other	55	96
Program rights amortization	(18)	(20)
Change in net operating assets and liabilities	704	321
Other adjustments [1]	(16)	(25)

Free cash flow	370	515
Add (deduct):
Interest on Shaw senior note financing	139	31
Interest earned on restricted cash and cash equivalents	(146)	(3)

Free cash flow excluding Shaw financing	363	543
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	18	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2023	2022

Revenue	3,835	3,619

Operating expenses:
Operating costs	2,184	2,080
Depreciation and amortization	631	646
Restructuring, acquisition and other	55	96
Finance costs	296	258
Other income	(27)	(6)

Income before income tax expense	696	545
Income tax expense	185	153

Net income for the period	511	392

Earnings per share:
Basic	$1.01	$0.78
Diluted	$1.00	$0.77

Rogers Communications Inc.	19	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2023	2022

Assets
Current assets:
Cash and cash equivalents	553	463
Restricted cash and cash equivalents	12,837	12,837
Accounts receivable	4,137	4,184
Inventories	555	438
Current portion of contract assets	117	111
Other current assets	727	561
Current portion of derivative instruments	445	689
Total current assets	19,371	19,283

Property, plant and equipment	15,947	15,574
Intangible assets	12,255	12,251
Investments	1,965	2,088
Derivative instruments	929	861
Financing receivables	891	886
Other long-term assets	740	681
Goodwill	4,031	4,031

Total assets	56,129	55,655

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	4,323	2,985
Accounts payable and accrued liabilities	2,928	3,722
Income tax payable	59	—
Other current liabilities	260	252
Contract liabilities	455	400
Current portion of long-term debt	1,750	1,828
Current portion of lease liabilities	372	362
Total current liabilities	10,147	9,549

Provisions	51	53
Long-term debt	29,614	29,905
Lease liabilities	1,676	1,666
Other long-term liabilities	684	738
Deferred tax liabilities	3,605	3,652
Total liabilities	45,777	45,563

Shareholders' equity	10,352	10,092

Total liabilities and shareholders' equity	56,129	55,655

Rogers Communications Inc.	20	First Quarter 2023

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2023	2022
Operating activities:
Net income for the period	511	392
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	631	646
Program rights amortization	18	20
Finance costs	296	258
Income tax expense	185	153
Post-employment benefits contributions, net of expense	(2)	6
Other	(9)	13
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,630	1,488
Change in net operating assets and liabilities	(704)	(321)
Income taxes paid	(150)	(140)
Interest paid	(323)	(214)

Cash provided by operating activities	453	813

Investing activities:
Capital expenditures	(892)	(649)
Additions to program rights	(25)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets	(38)	(172)
Acquisitions and other strategic transactions, net of cash acquired	—	(9)
Other	9	12

Cash used in investing activities	(946)	(830)

Financing activities:
Net proceeds received from short-term borrowings	1,342	503
Net issuance (repayment) of long-term debt	(388)	13,311
Net proceeds (payments) on settlement of debt derivatives and forward contracts	227	(74)
Transaction costs incurred	(264)	(169)
Principal payments of lease liabilities	(81)	(77)
Dividends paid	(253)	(252)

Cash provided by financing activities	583	13,242

Change in cash and cash equivalents and restricted cash and cash equivalents	90	13,225
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,300	715

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,390	13,940

Cash and cash equivalents	553	809
Restricted cash and cash equivalents	12,837	13,131

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,390	13,940

Rogers Communications Inc.	21	First Quarter 2023

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•the benefits expected to result from the Shaw Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing; and
•all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2023 consolidated guidance on total service revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on February 2, 2023 and subsequently updated on March 31, 2023.

Key assumptions underlying our full-year 2023 guidance
Our 2023 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2023:
•continued competitive intensity in all segments in which we operate consistent with levels experienced in 2022;
•the combined entity of Rogers and Shaw continues to invest in similar amounts to pre-Shaw Transaction levels to deliver better services to more Canadians;
•anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction are realized;
•no significant additional legal or regulatory developments, other shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;
•Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2023 compared to 2022;
•overall wireless market penetration in Canada grows in 2023 at a similar rate as in 2022;
•continued subscriber growth in Internet at or above previous performance;
•declining Television subscribers, including the impact of customers migrating to Ignite TV from our legacy product, as subscription streaming services and other over-the-top providers continue to grow in popularity;
•in Media, continued growth in sports and relative stability in other traditional media businesses;
•no significant sports-related work stoppages or cancellations will occur;
•with respect to capital expenditures:
•we continue to invest to ensure we have competitive wireless and cable networks through (i) expanding our 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and
•we continue to make expenditures related to our Home roadmap in 2023 and we make progress on our service footprint expansion projects;
•a substantial portion of our 2023 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

Rogers Communications Inc.	22	First Quarter 2023

•key interest rates remain relatively stable throughout 2023; and
•we retain our investment-grade credit ratings.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions; and
•industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, the effects of climate change, or cyberattacks, among others;

•risks related to the Shaw Transaction or Freedom Transaction, including the possibility:
•we may not be able to achieve the anticipated cost synergies, operating efficiencies, and other benefits of the Shaw Transaction within the expected timeframes or at all;
•the integration of the businesses and operations of Rogers and Shaw may be more difficult, time-consuming, or costly than expected; and
•that operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, or suppliers) may be greater than expected;
•new interpretations and new accounting standards from accounting standards bodies; and
•the other risks outlined in "Risks and Uncertainties Affecting our Business" in our 2022 Annual MD&A and "Updates to Risks and Uncertainties" in this earnings release.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review

Rogers Communications Inc.	23	First Quarter 2023

the sections in our 2022 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	First Quarter 2023